UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Antares Pharma, Inc.

(Name of Subject Company)

Antares Pharma, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

036642106
(CUSIP Number of Class of Securities)

Robert F. Apple
President and Chief Executive Officer
100 Princeton South, Suite 300
Ewing, NJ, 08628
(609) 359-3020
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson	Faiz Ahmad
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor	One Rodney Square, 920 N. King Street
Boston, Massachusetts 02116	Wilmington, Delaware 19801
(617) 573-4800	(302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Antares Pharma, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 26, 2022, relating to the tender offer by Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company for $5.60 per Share in cash, without interest, and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2022 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new section entitled “Expiration of the Offering Period” is added before the final section entitled “Forward-Looking Statements” on page 32:

“At one minute following 11:59 p.m., Eastern Time, on May 23, 2022, the Offer expired. Equiniti Trust Company, the depository and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 139,371,158 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 81.56% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Parent and Purchaser will complete the acquisition of the Company on May 24, 2022 by consummating the Merger pursuant to the Merger Agreement at approximately 8:00 a.m. Eastern Time without a meeting of the Company stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Excluded Shares) will be converted into the right to receive $5.60 in cash, without interest, and subject to any withholding of taxes required by applicable legal requirements.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market. The Company and Parent intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

2

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2022

Antares Pharma, Inc.

	By:	/s/ Robert F. Apple
		Name:	Robert F. Apple
		Title:	President and Chief Executive Officer